

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 29, 2016

Via E-mail
George Glasier
Chief Executive Officer
Western Uranium Corporation
700-10 King Street East
Toronto, Ontario, Canada M5C-1C3

> **Re:** **Western Uranium Corporation**
> **Amendment No. 1 to Form 10**
> **Filed June 22, 2016**
> **File No. 000-55626**

Dear Mr. Glasier:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2016 letter.

Our Strategy, page 2

1.   We reissue prior comment 4. Please disclose the material terms of your supply agreement. Your revised disclosure should include, but not be limited to, the name of the utility, a range of prices per pound, any committed and non-committed quantities and when deliveries are to begin and end. Also, please provide additional analysis as to why you believe the contract is not one on which the company will be substantially dependent. We note that it is the only contract the company has entered into to date.

2.   We partially reissue prior comment 5. Please file your exclusive license to use ablation mining technology as an exhibit. See Item 601(b)(10) of Regulation S-K.

3.   We note your response to prior comment 6. Please disclose the material terms of your tolling agreement with the White Mesa Mill.

Properties, page 21

4.   We note your response to comment 12 and we reissue the comment. Mineral resources must have a reasonable prospect for economic extraction in order to be classified as a mineral resource. A preliminary economic assessment need not be performed to support the reasonable prospect of economic extraction for a mineral resource. For early stage assessments the reasonable prospect for economic extraction is generally demonstrated through the cut-grade with assumed metal prices and costs or by comparing the attributes of a deposit to those of a similar operation. Please tell us how you determined that your resources for the Sunday Mine Complex and the San Rafael project have a reasonable prospect for economic extraction or revise to remove these resources from you filing.

5.   We note your response to comment 13 and we partially reissue the comment. For each property that has not been visited by a member of your management team revise to include a statement to this effect.

6.   We note your response to comment 18 and we partially reissue the comment. Revise to clarify if the test samples of uranium mineralized materials were collected from your property.

Summary Compensation Table, page 40

7.   Please reconcile the disclosure in the table with the disclosure in the footnote. We note that the footnote indicates the compensation was earned in 2015; however, the table reflects this amount in 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Brad Wiggins
        SecuritiesLawUSA, PC